EXHIBIT 4.10

STOCK OPTION AGREEMENT
(Director)


This Agreement made as of the 13th day of December, 2001

BETWEEN:

 MARK FIELDS, of 997 Forest Hills Drive, North Vancouver,
British Columbia, V7R 1N4

(the "Optionee")

AND:

GLOBALTEX INDUSTRIES INC., a body corporate having its registered office at 3000 Royal Centre, 1055 West Georgia Street,
Vancouver, British Columbia

(the "Company")


WITNESSES THAT WHEREAS the directors of the Company have authorized the granting of options to purchase shares in the capital of the Company to certain of its directors.

NOW THEREFORE FOR GOOD AND VALUABLE CONSIDERATION THE PARTIES
AGREE AS FOLLOWS:

DEFINITION

1. In this Agreement:

(a) "Act" means the Securities Act of British Columbia and the Rules thereto;

(b) "insider" has the meaning set out in Section 1(1) of the Act; and

(c) "share" or "shares" means, as the case may be, one or more Common shares without par value in the capital stock of the Company as constituted at the date of this Agreement.

GRANTING OF OPTION

2. The Company hereby irrevocably grants to the Optionee, being one of the directors of the Company, a non-assignable, non-transferable option to purchase 300,000 shares in the capital stock of the Company (hereinafter called the "Option") at a price of $0.90 per share (the "Option Price") on the terms and conditions hereinafter set forth.

EXERCISE OF OPTION

3. Subject to early termination pursuant to Section 11 below, the Option, or any part thereof, may be exercised by the Optionee at any time, and from time to time during the period December 13, 2001 until and including December 12, 2006 (the "Expiry Date") by notice in writing to the Company to that effect. Any such notice given to the Company (an "Exercise Notice") shall specify the number of shares with respect to which the Option is being exercised and shall be accompanied by a certified cheque drawn on a Canadian chartered bank in favour of the Company in full payment of the Option Price for the number of shares then being purchased.

DELIVERY OF SHARE CERTIFICATE

4. The Company shall, within five business days after receipt of the Exercise Notice, deliver to the Optionee a share certificate representing the number of shares with respect to which the Option was exercised and issued as of the date of the Exercise Notice.

5. An Exercise Notice shall be deemed to have been received, if delivered, on the next business day following the date of delivery, or if mailed, five days after the date of mailing. An Exercise Notice shall be sent by prepaid registered mail addressed to the Company or delivered to the Company at its head office address.

FILING WITH CANADIAN VENTURE EXCHANGE

6. This Agreement is subject to acceptance for filing by the Canadian Venture Exchange (the "Exchange") and the Optionee hereby agrees to be bound by any modification of the terms and conditions of the Option as may be required by the Exchange.

EXCHANGE HOLD PERIOD

7. In accordance with the policies of the Exchange, this Option and any shares issued on exercise of this Option will be legended with a four month Exchange hold period in accordance with Exchange requirements.

TRADING RESTRICTIONS

8. The Optionee acknowledges that:

(a) any shares issued to the Optionee as a result of the exercise of the Option will be issued under an exemption from the registration and prospectus requirements of the Act;

(b) the resale by the Optionee of any such shares may be subject to resale restrictions imposed by the Act, the rules and policies of Exchange, and, if the Optionee is resident in a jurisdiction other than British Columbia, there may be additional restrictions imposed under securities legislation of such jurisdiction on the Optionee's ability to sell shares acquired on exercise of this Option;

(c) the Optionee is solely responsible (and the Company is in no way responsible) for compliance with any applicable resale restrictions; and

(d) the Optionee has been advised to consult its own legal advisors with respect to the merits and risks of investment in shares of the Company and the applicable resale restrictions.

CAPITAL REORGANIZATION

9. In the event the authorized capital of the Company as presently constituted is consolidated into a lesser number of shares or subdivided into a greater number of shares, the number of shares in respect of which the Option remains unexercised shall be decreased or increased proportionately as the case may be, and the then prevailing purchase price to be paid by the Optionee for each such share shall be correspondingly decreased or increased as applicable.
In the event the Company shall determine to amalgamate or merge with any other company or companies (and the right to do so is hereby expressly reserved) whether by way of statutory amalgamation, sale of its assets and undertaking, or otherwise howsoever, then and in each such event the number of shares in the corporation resulting from such amalgamation or merger in respect of which the Option remains unexercised shall be such number of shares in that corporation as would have been acquired by the Optionee pursuant to the amalgamation or merger had the Option been fully exercised immediately prior to the date of such amalgamation or merger and the then prevailing purchase price of the shares to be paid by the Optionee shall be correspondingly decreased or increased as applicable.

ASSIGNMENT OF OPTION

10. The Option is not assignable or transferable to any person except that the Option may be assigned to a personal corporation beneficially wholly owned by the Optionee with the prior written consent of the Company and the Exchange.

TERMINATION OF OPTION

11. The Option shall terminate six months following the date upon which the Optionee ceases to be a director of the Company; provided, however, that if such cessation is due to the death of the Optionee, then the Option will not terminate until the earlier of the Expiry Date and that date which is 12 months after the date of death of the Optionee during which period the personal representative of the Optionee shall have the right to exercise any unexercised part of the Option.

AMENDMENT

12. Any amendment to this Agreement is subject to approval by the Company's board of directors, in its sole discretion, and any other requirements imposed by Exchange Policies.

TIME OF THE ESSENCE

13. Time shall be of the essence of this Agreement.

GOVERNING LAW

14. This Agreement and each of the documents contemplated by or delivered under or in connection with this Agreement are governed exclusively by, and are to be enforced, construed and interpreted exclusively in accordance with, the laws of British Columbia and the laws of Canada applicable in British Columbia which will be deemed to be the proper law of the Agreement.

SUCCESSORS

15. This Agreement shall enure to the benefit of and be binding upon the heirs, executors, administrators and permitted assigns of the Optionee and the successors of the Company.

IN WITNESS WHEREOF the parties hereto have caused these presents to be executed as of the day and year first above written.

SIGNED, SEALED AND DELIVERED
by MARK FIELDS in the presence of: )
 (seal)
MARK FIELDS



THE CORPORATE SEAL OF
GLOBALTEX INDUSTRIES INC. was
hereunto affixed in the presence of:

            C/S


SCHEDULE TO EXHIBIT NUMBER 4.10


The Company has also entered into additional documents which are substantially identical in all material respects to the document filed as an exhibit and which have been omitted from the exhibits. The following is a summary of the documents omitted and the material details in which such documents differ from the document filed:

1. Director Stock Option Agreement dated December 13, 2001 between the Company and Walter Davidson whereby Mr. Davidson was granted a stock option to purchase 250,000 Common shares in the capital of the Company;

2. Director Stock Option Agreement dated December 13, 2001 between the Company and Howard Behren whereby Mr. Behren was granted a stock option to purchase 100,000 Common shares in the capital of the Company;

3. Director Stock Option Agreement dated December 13, 2001 between the Company and Louie Garrett whereby Mr. Garrett was granted a stock option to purchase 250,000 Common shares in the capital of the Company; and

4. Director Stock Option Agreement dated December 13, 2001 between the Company and Beverley Lawson whereby Ms. Lawson was granted a stock option to purchase 150,000 Common shares in the capital of the Company.